UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

 Corinthian Colleges, Inc.
(Name of Issuer)

 COMMON STOCK, Par Value $0.0001 Per Share
(Title of Class of Securities)

  218868107
(CUSIP Number)

Veronica Dillon, Esq.
Graham Holdings Company
1150 15th Street, N.W.
Washington, D.C. 20071
(202) 334-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No. 218868107

1	NAMES OF REPORTING PERSONS Graham Holdings Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. #53-0182885
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,123,513
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,123,513
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,123,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

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This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2008 (the “Original Statement”), as amended on April 30, 2013 (“Amendment No. 1”) and on March 11, 2014 (“Amendment No. 2”), relating to the common stock, par value $0.0001 per share, of Corinthian Colleges, Inc., a Delaware corporation.  The Original Statement, as amended by Amendment No. 1 and Amendment No. 2, is hereinafter referred to as the “Schedule 13D”.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.          Interest in Securities of the Issuer

Paragraphs (a)-(e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) As of the date hereof, the Company owns 4,123,513 shares of Issuer Common Stock.  The 4,123,513 shares of Issuer Common Stock constitute 4.7% of the issued and outstanding shares of Issuer Common Stock, based upon disclosure in the Issuer’s most recent Form 10-Q that there were 87,237,498 shares of Issuer Common Stock issued and outstanding as of February 1, 2014.  The Company has the sole power to vote and dispose of the 4,123,513 shares of Issuer Common Stock.

(c) Schedule B attached hereto lists all transactions in Issuer Common Stock by the Company since March 11, 2014.  To the Company’s knowledge, no person named in Schedule A of the Schedule 13D has effected any transaction in Issuer Common Stock since March 11, 2014.

(d) Not applicable.

(e) As of March 17, 2014, the Company ceased to be the beneficial owner of more than five percent of Issuer Common Stock.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2014

GRAHAM HOLDINGS COMPANY

By:	/s/ Veronica Dillon
Name: Veronica Dillon, Esq.
Title: Senior Vice President, General Counsel and Secretary

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SCHEDULE B

The following sets forth information regarding all transactions by the Company with respect to Issuer Common Stock since March 11, 2014.  All such transactions were effected in the open market.

Date Sold	No. of Shares Sold	Average Sale Price ($/Share)*	Transaction Type
3/13/2014	150,000	$1.4068	Disposition
3/14/2014	80,189	$1.4124	Disposition
3/17/2014	170,000	$1.4149	Disposition
3/18/2014	100,464	$1.4105	Disposition

*Average sale price excludes commissions.

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